

July 1, 2015

<u>Via E-mail</u>
Muhtar Kent
Chairman of the Board of Directors,
Chief Executive Officer and President
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

      Re: The Coca-Cola Company
            Form 10-K for Fiscal Year Ended December 31, 2014
            Filed February 25, 2015
            File No. 1-02217

Dear Mr. Kent:

     We refer you to our comment letter dated June 10, 2015, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Cecilia Blye

                         Cecilia Blye, Chief
                         Office of Global Security Risk

cc: John Reynolds
       Assistant Director
       Division of Corporation Finance

       Larry Mark
       Vice President and Controller
       The Coca-Cola Company

Mark Randazza
Vice President and Assistant Controller
The Coca-Cola Company